FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 001-35001

AVALON RARE METALS INC.
(Translation of registrant’s name into English)

130 Adelaide Street West Suite #1901 Toronto, Ontario M5H 3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐      Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED

See the Exhibit Index hereto.

EXPLANATORY NOTE

Avalon Rare Metals Inc. ("Avalon") originally prepared a material change report dated April 16, 2012, filed herewith as Exhibit 99.1.  Avalon subsequently found a formatting error in the report and prepared a material change report dated April 19, 2012 filed herewith as Exhibit 99.2.  Exhibit 99.2 replaces Exhibit 99.1 in entirety.

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.4 to this Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-173669) of Avalon Rare Metals Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON RARE METALS INC.

Date: April 19, 2012	/s/ R. James Anderson R. James Anderson Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Material Change Report dated April 16, 2012
99.2	Material Change Report dated April 19, 2012
99.3	Consent of SNC-Lavalin Inc.
99.4	Consent of Donald Bubar